4 1 NYSE 0001164735 @d9rnxbf Officer Spherion Corporation 914536 36-3536544 04/30/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Mincey, Wayne M (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 04/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Pres,Technology Services Group
7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
-----------------------------------------------------------------
---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
-----------------------------------------------------------------
---------------------- Non-Qualified Stock Option 01/31/02 Common
Stock 31,387.0000 0.0000 D Direct (Right to buy) Non-Qualified Stock Option 01/31/02 Common Stock 7,599.0000 0.0000 D Direct (Right to buy) Incentive Stock Option (Right 01/31/02 Common Stock 8,613.0000 0.0000 D Direct to buy) Incentive Stock Option (Right 01/31/02 Common Stock 2,401.0000 0.0000 D Direct to buy) Deferred Stock Units 04/22/02 Common Stock 7,500.0000 7,500.0000 D Direct Explanation of Responses: (1) Vesting of performance Deferred Stock Units (DSUs) awarded 4/10/2001, based on the closing price of the Company's stock meeting or e xceeding specific target prices set. (2) Deferred Stock Units (DSUs) awarded 4/10/2001 vests 3 year from the date of grant, subject to earlier vesting if the closing price of the Company's stock meets or exceeds specific target prices. (3) Options cancelled under Company's stock option exchange program filed on Schedule TO (as amended) with the SEC on 12/21/2001. (4) Stock options granted 7/2/99 are exercisable commencing 7/2/00 on a cumulative basis as follows: 1/3 on 7/2/00; 1/3 on 7/2/01; 1/3 o n 7/2/02. (5) Stock
Options granted 2/29/00 are exercisable commencing 2/29/01 on a cumulative basis as follows: 1/3 on 2/29/01; 1/3 on 2/29/02; 1 /3 on 2/29/03. (6) Deferred Stock Units (DSUs) awarded 7/2/99 vest commencing 7/2/00 on a cumulative basis as follows: 1/3 on 7/2/00; 1/3 on 7/2/01; 1 /3 on 7/2/02.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
-----------------------------------------------------------------
-------------------------------- Common Stock 04/22/02 M
7,500.0000 (1)A $0.0000 27,567.2426 D Direct Common Stock
2,040.5350 I By DCP
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
-----------------------------------------------------------------
------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
-----------------------------------------------------------------
------------------------------------------------------------ Non-
Qualified Stock Option $20.8500 01/31/02 D V 31,387.0000 (3)
07/02/00 (6) 07/02/09 (Right to buy) Non-Qualified Stock Option $24.9375 01/31/02 D V 7,599.0000 (3) 02/28/01 (5) 02/28/10 (Right
to buy) Incentive Stock Option (Right $20.8500 01/31/02 D V 8,613.0000 (3) 07/02/00 (4) 07/02/09 to buy) Incentive Stock
Option (Right $24.9375 01/31/02 D V 2,401.0000 (3) 02/28/01 (5)
02/28/10 to buy) Deferred Stock Units $0.0000 04/22/02 M 7,500.0000 (1) (2) 04/10/11

SIGNATURE OF REPORTING PERSON /S/ Mincey, Wayne M DATE 05/08/02